1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated April 10, 2024

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2024/04/08:	Chunghwa Telecom will hold conference call for the first quarter 2024 results

99.2 99.3 99.4	Announcement on 2024/04/09: Announcement on 2024/04/10: Announcement on 2024/04/10:	Chunghwa Telecom donated three sets of OneWeb low-orbit satellite terminal equipment to the Ministry of Digital Affairs Chunghwa Telecom announced its operating results for March 2024 March 2024 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2024

Chunghwa Telecom Co., Ltd.

By: /s/Yu-Shen Chen
Name: Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.1

Chunghwa Telecom will hold conference call for the first quarter 2024 results

Date of events: 2024/05/02

Content:

1.
Date of institutional investor conference: 2024/05/02
2.
Time of institutional investor conference: 15:00
3.
Location of institutional investor conference: Teleconference
4.
Outline of institutional investor conference:

Please refer to https://www.cht.com.tw/chtir and http://mops.twse.com.tw after 14:30 on May 2, 2024 Taipei time for the brief information and presentation of the investor conference.

5.
Any other matters that need to be specified:

Teleconference will be held during 15:00-16:00 Taipei time.

EXHIBIT 99.2

Chunghwa Telecom donated three sets of OneWeb low-orbit satellite terminal equipment to the Ministry of Digital Affairs

Date of events: 2024/04/09

Content:

1.
Date of occurrence of the event: 2024/04/09
2.
Reason for the donation: To help build earthquake disaster relief communication network in Hualien
3.
Total amount of the donation: Three sets of OneWeb low-orbit satellite terminal equipment, worth approximately NT$1.5 million
4.
Counterparty to the donation: Ministry of Digital Affairs
5.
Relationship with the Company: Government-related entities
6.
Name and resume of independent director(s) that expressed an objection or qualified opinion: N/A
7.
Objection or qualified opinion by the aforementioned independent director(s): N/A
8.
Any other matters that need to be specified:

This donation is an emergency donation made for the public welfare for disasters relief. This donation will be proposed to the Company's Board Meeting for the Board's ratification.

EXHIBIT 99.3

Chunghwa Telecom announced its operating results for March 2024

Date of events: 2024/04/10

Contents:

1.
Date of occurrence of the event: 2024/04/10

2.
Company name: Chunghwa Telecom Co., Ltd.

3.
Relationship to the Company (please enter "head office" or "subsidiaries"): Head office

4.
Reciprocal shareholding ratios: N/A

5.
Cause of occurrence:

Chunghwa Telecom announced its unaudited operating results on a consolidated basis for March 2024:

The Company’s revenue was approximately NT$18.34 billion, income from operation was approximately NT$3.82 billion, net income attributable to stockholders of the parent was approximately NT$2.98 billion, EBITDA was approximately NT$7.12 billion and earnings per share was NT$0.38 for March 2024.

The Company’s revenue was approximately NT$54.94 billion, income from operation was approximately NT$11.91 billion, net income attributable to stockholders of the parent was approximately NT$9.39 billion, EBITDA was approximately NT$21.82 billion and earnings per share was NT$1.21 for the three months ended March 31, 2024.

6.
Countermeasures: None

7.
Any other matters that need to be specified: None

EXHIBIT 99.4

Chunghwa Telecom

April 10, 2024

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of March 2024.

1) Sales volume (NT$ Thousand)

Period	Items	2024	2023	Changes	%
Mar.	Net sales	18,339,925	18,513,244	(-)173,319	(-)0.94%
Jan.-Mar.	Net sales	54,943,471	54,210,905	(+)732,566	(+)1.35%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	500,000	3,207,316

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	236,119
	Fair Value	886
	The amount of unrealized gain(loss) recognized this year	403

Settled Position	Total amount of contract	17,019
	The amount of realized gain(loss) recognized this year	3,404

a-2 Non-trading purpose (that meets the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	47,915
	Fair Value	29
	The amount of unrealized gain(loss) recognized this year	73

Settled Position	Total amount of contract	88,461
	The amount of realized gain(loss) recognized this year	1,551

b Trading purpose : None